June 21, 2019

VIA EDGAR

Securities and Exchange Commission
100 F Street, NE
Mail Stop 4720
Washington DC 20549

Attention: Mr. Edward P. Bartz

Re:	Tortoise Midstream Energy Fund, Inc. (the “Company”)
File Numbers 811-22409 and 333-230788

To the Commission:

On April 10, 2019, the Company filed with the Securities and Exchange Commission (the “Commission”) its shelf Registration Statement on Form N-2 under the Securities Act of 1933 (the “Registration Statement”).  The Company received oral comments from Edward P. Bartz of the Staff of the Commission.  The following sets forth the comments of the Staff and the Company’s response to those comments.  The Company has simultaneously filed another pre-effective amendment to the Registration Statement to respond to the comments.

The text of each comment has been included in this letter for your reference and the Company’s response is presented below each comment.

Prospectus

Cover Page

1.            Comment:          The heading of the cover page indicates that the Company may offer debt securities.  Please provide us with a representation that the Company will not use the term “senior” with respect to future offerings of debt securities unless the debt will rank senior in priority to other outstanding debt of the Company.

Response:          The Company hereby represents that it will not use the term “senior” with respect to future offerings of debt unless the debt is senior in priority to other outstanding debt of the Company.

2.            Comment:          Because the name now includes “midstream”, please include on the cover page the definition of midstream energy entities that is included on page 1 of the Prospectus Summary.

Response:          The definition of “midstream energy entities” has been added to the cover page.
Husch Blackwell LLP

June 21, 2019

3.            Comment:          Please confirm to us that, concurrent with the filing of each prospectus supplement, a legality opinion and related consent of counsel will be filed with a post-effective amendment regarding each such future offering of the Company’s securities.

Response:          The Company hereby confirms that concurrent with the filing of each prospectus supplement, a legality opinion and related consent of counsel will be filed with a post-effective amendment regarding each such future offering of the Company’s securities.

Prospectus Summary – The Company (page 1)

4.            Comment:          Please provide an explanation of how the transition from LIBOR could impact the Company’s debt.

Response:          The disclosure has been revised to explain how the transition from LIBOR could impact the Company’s debt.

Prospectus Summary – Subsidiaries (page 2)

5.            Comment:          Please explain supplementally why the Company would setup a subsidiary to invest in a private clean energy related issuer or other types of investments.

Response:          The Company may form a subsidiary to invest in private clean energy related issuers or other types of investments as a means of risk management to insulate itself from any potential liability incurred at the subsidiary level.

6.            Comment:          You disclose later in the document that you may invest an aggregate of up to 5% of our total assets in Subsidiaries.  Please add that disclosure to this section.

Response:          The disclosure has been revised to add the requested information in this section.

Prospectus Summary – Principal Investment Policies (page 3)

7.            Comment:          Please explain supplementally how or when shareholders were provided 60 days’ notice of the change to the 80% nonfundamental investment policy.

Response:          The Company notified shareholders via a mailing separate from other shareholder communications that met the requirements of Rule 35d-1(c) promulgated under the Investment Company Act of 1940.  The physical mailing (and e-mail for shareholders who have opted to receive communication electronically) was completed on November 8, 2018, which fulfilled the 60 days’ notice requirement.  Additionally, our third quarter report included information regarding the name change following the shareholder letter.  A press release was issued October 29, 2018 announcing that the third quarter report was available on the Company’s website.  Also, the Company issued a press release on November 5, 2018 that discussed the name change and change in investment policy, among other matters.

Husch Blackwell LLP

June 21, 2019

Prospectus Summary – Leverage (page 5)

8.            Comment:          For economic hedging purposes, confirm that that the market value rather than notional value is used for purposes of calculating compliance with the Company’s 80% policy.

Response:          Notional value is not used for purposes of calculating compliance with the Company’s 80% policy or for purposes of calculating Managed Assets.

Prospectus Summary – Company Risks – Below Investment Grade Securities Risk (page 7)

9.            Comment:         Please disclose strategy for investing in below investment grade securities in Strategy section.

Response:          Further disclosure regarding investing in corporate debt, including below investment grade securities, has been added throughout the document to reflect the changes to the Company’s investment strategy.

The Company (page 22)

10.          Comment:          Please add an explanation about how the transition from LIBOR could impact the Company’s outstanding debt in footnotes 3 and 4.

Response:          The disclosure has been revised to explain how the transition from LIBOR could impact the Company’s debt.

We look forward to hearing from you soon to discuss any comments you may have on this letter and any additional comments you have on the filing.  As you are aware, the Company would like to have the Registration Statement declared effective as soon as possible. Please feel free to contact the undersigned at 423-755-2662 should you have any questions or concerns.

Sincerely,

/s/ Rebecca C. Taylor

Rebecca C. Taylor

cc:	Steven F. Carman

Husch Blackwell LLP